UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at July 26, 2005

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: July 26, 2005

Print the name and title of the signing officer under his signature.

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Taseko Mines Limited
1020 - 800 W Pender Street
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

July 26, 2005. Vancouver, BC. Taseko Mines Limited (TSX Venture: TKO; AMEX: TGB) provides the following update on production and sales results from the Gibraltar copper-molybdenum mine for the quarter ending June 30, 2005.

COPPER
- Copper concentrate production during the quarter was 27,500 wet metric tonnes ("WMT"), or 15.5 million pounds of copper (96% of forecast).
- Copper concentrate sales for the quarter were 32,100 WMT (approximately 17 million pounds of copper and 13% above forecast), an increase from the 26,500 WMT (or approximately 14 million pounds of copper) of the previous quarter, as a result of production and drawdown of inventories from the previous quarter end.
- Copper concentrate inventory at June 30, 2005 was 6,900 WMT (or approximately 3.7 million pounds of copper), a decrease from the 11,500 WMT (or approximately 6.2 million pounds of copper) of inventory on hand at the end of the previous quarter.

MOLYBDENUM
- Molybdenum in concentrate production during the quarter was 178,000 pounds (92% of forecast).
- Molybdenum in concentrate sales were 223,000 pounds, an increase from the 78,000 pounds sold in the previous quarter.
- Molybdenum in concentrate inventory was 18,000 pounds, a decrease from 63,000 pounds at the end of the previous quarter.

Assuming achievement of forecasted levels of production, Taseko now expects to operate at these approximate current levels of inventory at future quarter ends.

Financial results for the period, Taseko's third fiscal quarter of 2005, are currently being compiled and will be released by mid August.

Taseko Mines Limited is a copper and molybdenum producer with mining operations and exploration properties located in British Columbia, Canada. The Company's principal asset is the Gibraltar mine, a 35,000 tonnes per day open pit operation with a 12-year mine plan and additional mineral resources available for further development. Taseko is part of the Hunter Dickinson group of companies.

For further information:

Russell Hallbauer
President & CEO

Melanee Henderson
Investor Relations

Phone: (604) 684-6365
Toll Free: 1-800-667-2114
www.tasekomines.com

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The TSX Venture Exchange and the American Stock Exchange have not approved or disapproved of the contents of this press release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated mineral resource and reserve quantities, grades and contained metal, and possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its Canadian securities filings that are available at www.sedar.com.